Mail Stop 7010

							March 29, 2006


J. Eric Schaal
Corporate Secretary and Associate General Counsel
USG Corporation
125 South Franklin Street
Chicago, IL 60606-4678


	Re:	USG Corporation
      Registration Statement on Form S-1
      Filed March 3, 2006
      File No. 333-132203
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 14, 2006
      	File No. 1-08864


Dear Mr. Schaal:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please revise to provide more detail about how the board determined the exercise price and why this was the price necessary to obtain a backstop commitment. We note your disclosure on page 1, in particular, your reference to "among other things." Please revise to remove this vague disclosure and replace it with more detailed disclosure that would be helpful to your stockholders.

2. Please tell us how you plan to proceed with your rights offering in the event that the Bankruptcy Court does not approve your plan of reorganization. We may have further comment based on your response.

Cover Page of Registration Statement

3. It appears you are registering an offering on a delayed or continuous basis pursuant to Rule 415 of the Securities Act.
Please
revise accordingly.


Prospectus Cover Page

4. Please state the maximum number of shares of common stock issuable upon exercise of the rights, i.e., the number of shares you are offering pursuant to Item 501(b)(2) of Regulation S-K.

5. Disclose the level of participation by officers and directors in offering the rights.

Table of Contents

6. We note the statement in the first sentence of the third paragraph that precedes your table of contents. If you intend to use any free writing prospectuses, you should consider revising this statement, as you will be liable for, and investors will be entitled to rely on, that information.

About this Prospectus

7. We note the statement in the third sentence. Delete the language that statements contained in the prospectus about the contents of any other document "are not necessarily complete." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not necessarily complete," disclose that all material provisions of the documents are discussed in the prospectus.

Questions and Answers About the Rights Offering, page 1
How will the rights offering affect the backstop purchaser`s ownership of our common stock, page 4

8. Please disclose the percentage of your outstanding shares
Berkshire would own if it must fully exercise its backstop commitment. Please also include appropriate risk factor disclosure regarding this percentage.


What are the U.S. federal income tax consequences of the rights offering to me?, page  5

9. Please tell us why you are not receiving and filing a tax opinion pursuant to Item 601(b)(8) of Regulation S-K since the tax consequences appear to be material.

10. Please delete the term "generally" here and throughout the other tax discussions in the prospectus and instead briefly explain when shareholders should not recognize gain or loss on the receipt or exercise of rights and when they will recognize gain or loss on the sale of rights.

Adjustments Relating to Stock Options, page 8

11. Please revise to explain what you mean by "equitably" when you refer to the adjustments to stock options and exercise prices, as well as deferred stock units.

Information Regarding Forward-Looking Statements, page 18

12. Please delete "will" from your list of forward-looking statement terms.

Management and Executive Compensation, page 34

13. Please briefly describe the business experience during the past
five years for each executive officer named in your table on pages
34
and 35.  Refer to Item 401(d) of Regulation S-K.

The Chief Executive Officer`s 2005 Compensation, page 44

14. The 2005 salary for Mr. Foote is listed here as $995,000. On page 37, however, his 2005 salary is listed as $978,333. Please reconcile and revise as necessary.

Certain Relationships and Related Transactions, page 45

15. Please revise to describe in more detail the material terms of the Equity Commitment Agreement, including any conditions or termination provisions.

Plan of Distribution, page 50

16. To the extent that you intend to conduct the offering through officers, directors or employees, explain how they qualify for the exemption from registration as broker-dealers under Rule 3a4-1 of the
Securities Exchange Act.


Legal Matters, page 52

17. Please state in your document that counsel will opine that the rights are the binding obligations of the company.

Undertakings

18. Please include the undertakings required by Item 512(a) of Regulation S-K.

Exhibit 99.1 - Form of Rights Certificate

19. We regard it as inappropriate for the rights certificate to require the holder to acknowledge that he or she has read or reviewed the prospectus since this acts as a disclaimer and the certificate should be consistent with the disclosure in the prospectus.
Please
revise to delete this requirement.

Form 10-K for the year ended December 31, 2005

Voluntary Reorganization under Chapter 11, page 3

20. With regards to your asbestos liability for which you have accrued $4.1 billion for related claims, please disclose the following in future filings, including your amended Form S-1:
* We note that you estimate the amount you will pay to be $900 million, if the FAIR Act passes by the Trigger Date. Otherwise, we note that you estimate a funding obligation of $3.95 billion. Please disclose how you determined these amounts. For example, please clarify whether these amounts are fixed or whether they are calculated based on certain formulas and assumptions, which may be subject to change. If these amounts may be subject to change, please disclose the nature of your assumptions, how you arrived at the estimates used in calculating the $900 million and $3.95 billion, and any uncertainties associated with these assumptions.
* Your $4.1 billion accrual indicates that you do not believe passage of the FAIR Act is probable prior to the Trigger Date. Please discuss your basis for this view by disclosing the status of the FAIR
Act, the remaining process prior to passage of the FAIR Act, and any uncertainties associated with passage of the FAIR Act.
* Please disclose whether the enactment of this legislation could result in additional provisions or a reversal of provisions previously recorded. For example, please clarify whether you have additional obligations if the FAIR Act passes next year, after you have already paid the $3.95 billion you have estimated.
* Please disclose components (such as legal fees, administrative costs, and settlement costs) of the $3.95 billion and the amount associated with each component.

In addition, please reconcile for us your obligation of $3.95 billion if the FAIR Act does not pass by the Trigger Date with your obligation of $900 million if the FAIR Act passes by the Trigger Date. It is unclear why your obligation differs by over $3 billion, depending on whether the FAIR Act passes. For example, please clarify whether your estimated obligation of $3.95 billion covers contingencies not included for the purposes of estimating the $900 million. If so, please disclose any additional loss contingencies beyond the $900 million, which may be reasonably likely, if the FAIR
Act passes by the Trigger Date.

Management`s Discussion and Analysis, page 18

Reconciliation of Non-GAAP Financial Matters, page 26

21. In your future filings, including your amended Form S-1, please revise your disclosures to include the following information as required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003, as they specifically relate to your use of net earnings excluding the provision for asbestos claims and cumulative effect of accounting change related to the adoption of FIN 47:
* Discuss how you use the measure to conduct or evaluate business.
* Discuss the economic substance behind your decision to use this measure.
* Discuss the material limitations associated with the non-GAAP measure as compared to the use of the most directly comparable GAAP measure. In this regard you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure;
* Discuss the manner in which you compensate for these limitations when using this non-GAAP measure.

In addition, your disclosure that you believe the non-GAAP measure provides investors with a more useful comparison of your ongoing business performance suggests that you believe your asbestos provisions are non-recurring. Please clarify your basis for this conclusion, including why you do not believe further asbestos-related charges are reasonably likely to recur within two years.

Liquidity and Capital Resources, page 30

22. In future filings, including your amended Form S-1, please disclose in greater detail, the expected timing of your cash inflows and outflows. For example, we note that you expect to have cash outflows of $890 million in December 2006, $1.9 billion in January 2007, and $1.15 billion, plus interest in May 2007. In addition, we note you expect to have cash outflows related to a note payable of $10 million, debt of $1 billion, contractual obligations of $231 million, capital expenditures of $587 million, and payment of current liabilities of $600 million, the timing of all of which is unclear.
On the other hand, we note your cash and marketable securities of $1.5 billion, as well as expected cash inflows of $1.8 billion related to your rights offering, $1.1 billion related to your tax refund, and $1 billion related to a possible debt issuance. Depending on the anticipated timing of the tax refund and debt issuance in relation to the cash outflows listed above, it appears that you may need additional sources of capital. Accordingly, please revise your disclosures to clarify the expected timing.

Realization of Deferred Tax Asset, page 34

23. In future filings, including your amended Form S-1, please revise your disclosures as follows:
* We note that you reported federal taxable income of $3.2 billion for the years 1996 to 2005. Please clarify that the carryback of your NOL`s related to the payment of asbestos claims will generate a tax refund of $1.1 billion.
* Please disclose the timing of when you expect to receive this refund.
* With respect to the remaining $600 million of NOL`s related to the payment of asbestos claims, please disclose the amounts and expiration dates of the NOL`s by year, segregated by federal vs. state benefits.

Asbestos Liability, page 36

24. We note your statement that you utilized an independent consultant to assist you in considering factors that would impact the amount of your asbestos personal injury liability. Because you incorporate this information into your prospectus, you must identify that expert and include his, her or its consent in the Form S-1 in accordance with Section 436(b) of Regulation C.

Financial Statements, page 41

Note 18.  Litigation, page 70

25. With respect to your silica litigation, you state that you do not have sufficient information to estimate the likely cost of resolving the pending silica claims. However, you then state that the silica matters will not have a material impact on your financial position, cash flows or results of operations. Please clarify how you determined that the matters will not have a material impact, if you do not have sufficient information to estimate the likely cost.

Note 19.  Quarterly Financial Data (Unaudited), page 77

26. We note your $37 million adjustment to the fourth quarter of
2005
that should have been recognized in the third quarter of 2005. We note that this amount represents 14.6% of net earnings for the three months ended September 30, 2005, and 6.7% of net earnings for the nine months ended September 30, 2005. Please tell us the following:
* Why you did not make any disclosures under Item 4.02 of Form 8-
K.
* We note your original conclusion in your Form 10-Q for the quarter
ended September 30, 2005, that your disclosure controls and
procedures are adequate.   However, it does not appear that your
certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please clarify to us whether you originally determined, prior to the identification of the $37 million error, that your disclosure controls and procedures were effective or ineffective. In future filings, please use the term "effective" or "ineffective," instead of "adequate."
* Your consideration of the effect of the control deficiencies surrounding your derivative instruments on your original conclusion at September 30, 2005, regarding the effectiveness of your disclosure controls and procedures. If you believe your disclosure controls and procedures were effective at September 30, 2005, despite the error, please tell us the basis for your conclusion.
* Whether you made changes to your internal control over financial reporting during the fourth quarter of 2005 to address the control deficiencies that contributed to the error. If so, please tell us why you have not disclosed these changes in Item 9A of your Form 10-K for the year ended December 31, 2005. If not, please tell us the basis for your conclusion that your disclosure controls and procedures and your internal control over financial reporting were effective at December 31, 2005, despite the error.

27. Please disclose the following regarding the $37 million adjustment, either in your amended Form S-1, or by amendment of your
Form 10-Q for the quarter ended September 30, 2005 and your Form
10-K
for the year ended December 31, 2005:
* Your original conclusion regarding the effectiveness of your disclosure controls and procedures as of September 30, 2005.
* Your consideration of the effect of the control deficiencies surrounding your derivative instruments on your original conclusion regarding the effectiveness of your disclosure controls and procedures as of September 30, 2005. If you conclude that your disclosure controls and procedures were effective as of September 30,
2005, despite the control deficiencies surrounding your derivative instruments, please disclose, in detail, the basis for this conclusion.
* Any changes to your internal control over financial reporting during the fourth quarter of 2005 to address the control deficiencies that contributed to the error. If, as you disclose, that you made no changes to your internal control over financial reporting during the fourth quarter of 2005 related to your derivatives controls, please disclose, in detail, the basis for your conclusion that your disclosure controls and procedures and your internal control over financial reporting were effective at December 31, 2005, despite the error.

Item 9a. Controls and Procedures

28. In future filings, please provide the correct definition of disclosure controls. Refer to Exchange Act Rule 13a-15(e).

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to Melissa Rocha at (202) 551-3854, or in her absence, to Nilima Shah at
(202) 551-3255. Direct questions on other disclosure to Lesli
Sheppard at (202) 551-3708. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,



Jennifer R. Hardy
Legal Branch Chief

cc:	Timothy J. Melton, Esq. (via facsimile (312) 782-8585)
	Jones Day
	77 West Wacker
	Chicago, IL 60601-1692

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J. Eric Schaal
USG Corporation
March 29, 2006
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE